Exhibit 99.1

Caledonia Mining Corporation
Q1 2015 Results

May 13, 2015: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the first quarter of 2015 (“Q1” or the “Quarter”).  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating and Financial Review

	Q1 2014	Q1 2015	Comment
Gold produced (oz)	10,241	9,960	Gold production on target for the Quarter.
On Mine cash cost (US$/oz)1	651	670	Cost per ounce increases slightly, but remains lower than target.
All-in sustaining cost (US$/oz)1	923	959	All-in-sustaining costs are expected to fall as corporate administration costs and head office capital expenditure falls.
Gold Sales (oz)	12,210	10,773	Gold sales in Q1 2015 includes work in progress brought forward from the preceding quarter of 813 oz compared to 1,969 oz in the comparative quarter
Average realised gold price (US$/oz)1	1,288	1,200	The lower realised gold price was due to the lower prevailing commodity price
Gross profit ($’m)2	6.0	4.6	Lower gross profit due to lower sales, lower realised gold price and higher Canadian-dollar denominated production costs.
Net profit attributable to shareholders ($’m)	2.4	1.6	Lower attributable profit due to lower gross profit, offset by reduced taxation charge and an increased foreign exchange gain
Adjusted basic earnings per share3 (cents)	4.1	4.0	Adjusted basic earnings per share excludes foreign exchange profits, deferred tax and expenses of the Zambian operation which is being closed.
Cash and cash equivalents ($’m)	26.7	26.1	Cash position remains robust despite increased capital investment as part of the plan to increase production.
Cash from operating activities ($’m)	6.2	3.4	Strong cash generation in Q1 2015 despite lower sales and the lower realised gold price.
Payments to the community and Zimbabwe government ($’m)	3.0	1.8
Payments including direct and indirect taxes, royalties, licence fees and levies were lower in the Quarter primarily due to lower income tax payable on the reduced profit and higher capex and reduced royalty payments due to the lower prevailing gold price and the reduced royalty rate.

_______________________________

1    Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.

2    Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

3    Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance

Dividend Policy and Shareholder Matters

It is envisaged that the existing dividend policy of 6 Canadian cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the Q2 results in August 2015.

Strategy and Outlook

Caledonia’s Board of Directors and Management continue to review alternative expansion and diversification plans for Caledonia and have concluded that the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current market conditions and offers investment returns that substantially exceed alternative opportunities. Accordingly, Caledonia has increased its strategic and operational focus on the Blanket Mine and intends to close and dispose of non-core operations in Zambia and South Africa and to reduce operating and administrative expenses.

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The Tramming Loop is scheduled for completion three weeks early and the Number 6 Winze remains on target to start production build up in January 2016.  Work on the Central Shaft has already commenced.

The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70,000-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at certain of its satellite properties.  Mineralisation was identified at the Eroica and AR Main target zones and work is in progress to incorporate this mineralisation into the mineral resource base for the Blanket Mine.  Exploration development and diamond drilling at the two satellite projects, the GG Project and the Mascot Project have established the existence of multiple mineralized zones with potentially favourable gold grades. Further work is being done to define the extent and viability of these mineralized zones.

Safety

Regrettably, an accident occurred on April 30, 2015 at the GG exploration project, as a result of which a contractor died. The Directors and Management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Corporate Governance

Caledonia’s Board of Directors continues to ensure that Caledonia adheres to the highest standards of international corporate practice, all aspects of the company’s operations are conducted in a fully transparent manner and communication with shareholders is timely and effective.

Commenting on these results, Steve Curtis, Caledonia’s President and Chief Executive Officer said:

“2015 is a very important year for Caledonia as we start work in earnest on implementing the revised Life of Mine Plan, which we presented to investors in November last year.  We are currently sinking or deepening four shafts at the Blanket mine in Zimbabwe and I expect this activity will translate into increases in production and earnings in the first quarter of 2016.

“We have sharpened our focus on reducing costs and we are streamlining our corporate structure by terminating dormant companies and non-core assets. Operationally, the management team is focused on implementing the revised plan.  I am very pleased to be able to report that we are on track: the Tramming Loop is scheduled for completion three weeks early and the 6 Winze project remains on target to start production build up in January 2016.  Work on the Central Shaft has already commenced.”

“On-mine cost control remains good and we have initiated measures to reduce the level of general and administrative costs.  As production begins to increase from the first quarter of 2016, I expect that average costs per ounce will start to fall.”

The full Report, Quarter Financial Statements and the Management Discussion and Analysis for the quarter ended March 31, 2015 are available on www.caledoniamining.com and on www.sedar.com.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204

Condensed Consolidated Statement of Profit or Loss (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	2015	2014
	$	$
Revenue	15,994	17,063
Royalty	(801)	(1,195)
Production costs	(9,514)	(8,788)
Depreciation	(1,038)	(1,058)
Gross profit	4,641	6,022
Other income	10	-
Administrative expenses	(2,019)	(1,847)
Foreign exchange gain	625	257
Operating profit	3,257	4,432
Net finance cost	(44)	(41)
Profit before tax	3,213	4,391
Tax expense	(1,199)	(1,300)
Profit for the period	2,014	3,091

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	4,677	2,134
Other comprehensive income net of income tax	4,677	2,134
Total comprehensive income for the period	6,691	5,225

Profit attributable to:
Shareholders of the Company	1,554	2,425
Non-controlling interests	460	666
Profit for the period	2,014	3,091

Earnings per share (cents)
Basic	2.9	4.7
Diluted	2.9	4.7
Adjusted earnings per share (cents) (i)
Basic	4.0	4.1
Diluted	4.0	4.1

Condensed Consolidated Statement of Cash Flows (unaudited)
(in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014
	$	$
Cash flows from operating activities
Cash generated by operating activities	3,927	6,868
Net interest paid	(31)	(41)
Tax paid	(520)	(600)
Cash from operating activities	3,376	6,227

Cash flows from investing activities
Acquisition of property, plant and equipment	(3,944)	(2,032)
Proceeds of disposal of property, plant and equipment	54	-
Net cash used in investing activities	(3,890)	(2,032)

Cash flows from financing activities
Dividends paid	(782)	(907)
Net cash from (used in) financing activities	(782)	(907)
Net increase/(decrease) in cash and cash equivalents	(1,296)	3,288
Cash and cash equivalents at beginning of the year	26,838	23,426
Effect of exchange rate fluctuations on cash held	552	-
Cash and cash equivalents at year end	26,094	26,714

Condensed Consolidated Statements of Financial Position (unaudited)
(In thousands of Canadian dollars)

	March 31,	December 31,
	2015	2014
	$	$
Total non-current assets	47,001	40,388
Inventories	7,998	7,571
Prepayments	684	348
Income tax receivable	-	111
Trade and other receivables	4,348	2,040
Cash and cash equivalents	26,094	26,838
Total assets	86,125	77,296
Non-current liabilities	14,982	12,980
Trade and other payables	4,969	3,791
Income taxes payable	1,730	1,990
Total liabilities	21,681	18,761
Equity attributable to shareholders	63,882	57,731
Non-controlling interests	1,344	804
Total equity	64,444	58,535
Total equity and liabilities	86,125	77,296

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.